PRICING SUPPLEMENT DATED June 23, 2008 (To the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 3022	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Fixed Rate Notes due June 24, 2033

Principal Amount	$5,000,000. References below to “Notes” are to $5,000,000 principal amount of Medium-Term Notes, Series C, Fixed Rate Notes due June 24, 2033.

Issue Price	The Notes will be offered at varying prices related to prevailing market prices.

Denominations	$1,000 and integral multiples thereof

Purchase Price to Underwriter	97.25% of principal amount

CUSIP Number	5901M0HJ1

Interest Rate	6.875% per annum, calculated on the basis of a 360 day year of twelve 30 day months (unadjusted).

Original Issue Date	June 24, 2008

Stated Maturity Date	June 24, 2033

Interest Payment Dates	24th day of June and December, commencing December 24, 2008 and subject to the following Business Day convention.

Repayment at the Option of the Holder	The Notes cannot be repaid at the option of the holder prior to the Stated Maturity Date other than pursuant to the Survivor’s Option described below.

Redemption at the Option of the Company	On and after June 24, 2013, the Notes will be subject to redemption at the option of Merrill Lynch & Co., Inc. (the “Company”) in whole, but not in part, on each Interest Payment Date upon at least five Business Days’ notice to the trustee at a price equal to 100% of the principal amount per Note plus accrued and unpaid interest. The holder of the Notes should expect to receive less than five Business Days’ notice.

Form	The Notes will be issued in fully registered book-entry form. As described in the accompanying general prospectus supplement, upon issuance, all of the Notes will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company, otherwise known as DTC, or any successor to it (the “Depositary”), as Depositary, and registered in the name of Cede & Co., DTC’s partnership nominee.

Trustee	The Bank of New York

Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”)

Business Day	Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Survivor’s Option	Yes, as further described below under “Repayment Upon Exercise of Survivor’s Option; Repurchases by ML&Co.”

RISK FACTORS

Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying MTN prospectus supplement, before deciding whether an investment in the Notes is suitable for you.

Survivor’s Option May Be Limited in Amount and Time

We have the discretionary right to limit the aggregate principal amount of Notes that may be exercised pursuant to the Survivor’s Option in any calendar year to an amount equal to the greater of (i) $5,000,000 or (ii) 5% of the principal amount of all Notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit to $500,000 in any calendar year the aggregate principal amount of Notes that may be exercised pursuant to the Survivor’s Option in such calendar year on behalf of any individual deceased owner of a beneficial interest in a Note. Accordingly, no assurance can be given that exercise of the Survivor’s Option for the desired amount will be permitted in any single calendar year. Furthermore, a Survivor’s Option may not be exercised prior to one year from the date of issuance of the Notes and the date that is six months after the date the particular Note was acquired by its deceased beneficial owner.

The Notes are Subject to Early Redemption

We may redeem all, but not less than all, of the Notes on any Interest Payment Date on or after June 24, 2013 upon five Business Days’ notice to the trustee. (You should expect to receive less than five Business Days’ notice and you must be prepared to have your Notes redeemed on or after June 24, 2013.) Your Notes are less likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate below that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes. Your Notes are more likely to become subject to early redemption during periods when interest is accruing on the Notes at a rate above that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the Notes.

In the event that we redeem the Notes prior to the stated maturity date, you will receive only the $1,000 for each $1,000 principal amount of your Notes plus any accrued and unpaid interest to but excluding the date the Notes are redeemed, and you will not receive the benefit of any future interest payments.

SURVIVOR’S OPTION

Repayment Upon Exercise of Survivor’s Option; Repurchases by ML&Co.

The estate of the deceased beneficial owner of a Note will be eligible, subject to certain restrictions, for a Survivor’s Option. A “Survivor’s Option” is our agreement with the beneficial owner of a Note to repurchase that Note, in whole or in part, prior to maturity if requested, provided that such request is made at least one year after the date of issuance of the Notes and provided that a Survivor’s Option may not be exercised prior to the date that is six months after the date the Notes were acquired by its deceased beneficial owner.

If a Survivor’s Option is exercised, we will repay any Note that is properly tendered for repayment by or on behalf of the person that has authority to act on behalf of the deceased owner of that Note under the laws of the appropriate jurisdiction at a price equal to 100% of the unpaid principal amount of the beneficial interest to be repaid, together with unpaid interest accrued thereon to the date of repayment.

We have the discretionary right to limit the aggregate principal amount of Notes that may be exercised pursuant to the Survivor’s Option in any calendar year (the “Annual Put Limitation”) to an amount equal to the greater of (i) $5,000,000 or (ii) 5% of the principal amount of all Notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit the aggregate principal amount of Notes that may be exercised pursuant to the Survivor’s Option in any calendar year on behalf of any individual deceased owner of a beneficial interest in a Note to $500,000 (the “Individual Put Limitation”). In addition, we will permit the exercise of a Survivor’s Option only for principal amounts equal to $1,000 and integral multiples thereof.

                A valid election to exercise the Survivor’s Option may not be withdrawn and, after such exercise, the Notes with respect to which the Survivor’s Option has been exercised may not be transferred prior to repayment by us. Each election to exercise a Survivor’s Option will be accepted in the order received by the Trustee, except for any Note the acceptance of which would contravene the Annual Put Limitation or the Individual Put Limitation. Notes accepted for repayment pursuant to exercise of the Survivor’s Option will be repaid no later than the first Interest Payment Date that occurs 20 or more calendar days after the date of the acceptance, unless such day is not a Business Day, in which case the date of requested payment may be no earlier than the next succeeding Business Day. Each Note submitted for repayment that is not accepted in any calendar year due to the application of the Annual Put Limitation or the Individual Put Limitation will be deemed to be tendered on the first day of the following calendar year in the order in which all such Notes were originally tendered. If a Note submitted for repayment pursuant to a valid election of the Survivor’s Option is not accepted, the Trustee will deliver a notice prepared by ML&Co. by first-class mail or other electronic means to the applicable DTC Participant, stating the reason that particular Note has not been accepted for repayment.

The Depositary or its nominee will be treated as the registered holder of the Notes and will be the only entity that can exercise the Survivor’s Option for such Notes. To obtain repayment pursuant to the exercise of the Survivor’s Option for a Note represented through the Depositary, the deceased owner’s authorized person must provide the following items to the Depositary’s participant (“Participant”) through which the related beneficial interest is owned:

•	a written instruction to such Participant to notify the Depositary of the authorized person’s desire to obtain repayment pursuant to exercise of the Survivor’s Option;

•

appropriate evidence that (a) the deceased was the owner of a beneficial interest in the related Note at the time of death, (b) the death of the owner has occurred and (c) the person has authority to act on behalf of the deceased owner;

•

if the beneficial interest in the related Note is held by a nominee of the deceased owner, a certificate from the nominee attesting to the deceased owner’s ownership of a beneficial interest in such Note;

•

a written request for repayment signed by the authorized person for the deceased owner with a Medallion Guarantee Stamp attached. This stamp can be obtained from a financial institution that is a member of the Notes Transfer Association Medallion Program, New York Exchange Medallion Program or Global Note Exchange Medallion Program;

•	if applicable, a properly executed assignment or endorsement;

•

tax waivers and any other instruments or documents reasonably required in order to establish the validity of the ownership of the beneficial interest in the related Note and the claimant’s entitlement to payment; and

•	any additional information reasonably required to document the ownership or authority to exercise the Survivor’s Option and to cause the repayment of the related Note.

In turn, the applicable Participant will deliver each of these items to the Trustee, together with evidence satisfactory to the Trustee from the Participant stating that it represents the deceased owner of the beneficial interest in the related Note.

In addition to our discretionary right to limit the aggregate principal amount of Notes that may be exercised pursuant to the Survivor’s Option in any calendar year as described above, all other questions regarding the eligibility or validity of any exercise of the Survivor’s Option will be determined by ML&Co., in its sole discretion, which determination will be final and binding on all parties.

For purposes of determining whether the Trustee will deem Notes beneficially owned by an individual at the time of death, the following rules shall apply:

—

Notes beneficially owned by joint tenants will be regarded as beneficially owned by a single owner. The death of a joint tenant will be deemed the death of the beneficial owner, and the Notes beneficially owned will become eligible for repayment. The death of a person beneficially owning a Note by tenancy in common will be deemed the death of a holder of a Note only with respect to the deceased holder’s interest in the Note so held by tenancy in common, unless a husband and wife are the tenants in common, in which case the death of either will be deemed the death of the holder of the Note, and the entire principal amount of the Note so held will be eligible for repayment.

—

Notes beneficially owned by a trust will be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary’s interest in the trust (however, a trust’s beneficiaries collectively cannot be beneficial owners of more Notes than are owned by the trust). The death of a beneficiary of a trust will be deemed the death of the beneficial owner of the Notes beneficially owned by the trust to the extent of that beneficiary’s interest in the trust. Notes held by irrevocable trusts will not be eligible for the Survivor’s Option on death of the trust grantor.

—

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interest in a Note will be deemed the death of the beneficial owner of that Note, regardless of the registration of ownership, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest may exist in cases where title is in street name, in nominee name, in a trustee’s name or in the name of a custodian under the Uniform Gifts or Transfers to Minors Acts. Beneficial interest will be evidenced by such factors as the power to sell or otherwise dispose of a Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on a Note.

The applicable Participant will be responsible for disbursing payments received from the Trustee to the authorized person for the deceased owner.

                The estate of the deceased owner of such Note shall be required to deliver a properly completed notice of election to exercise any Survivor’s Option to the Trustee in order to exercise such Survivor’s Option.

We have attached as Annex A to this pricing supplement the form to be used to exercise the Survivor’s Option. In addition, forms for the exercise of the Survivor’s Option may be obtained by contacting the Trustee at survivor_options@bankofny.com or Telephone number: 1-(800) 516-8216.

If applicable, we will comply with the requirements of Section 14(e) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of Notes at the option of the registered holders thereof.

We may at any time purchase Notes at any price or prices in the open market or otherwise. Notes so purchased by us may, at our discretion, be held, resold or surrendered to the Trustee for cancellation.

ANNEX A

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C, Fixed Rate Notes due June 24, 2033

CUSIP: 5901M0HJ1

SURVIVOR’S OPTION REPAYMENT ELECTION FORM

The Bank of New York, Trustee

The undersigned financial institution (the “Financial Institution”) represents the following:

The Financial Institution has received a request for repayment from the executor or other authorized representative (the “Authorized Representative”) of the deceased beneficial owner listed below (the “Deceased Beneficial Owner”) of the above Notes.

At the time of his or her death, the Deceased Beneficial Owner owned Notes in the principal amount listed below, and the Financial Institution currently holds such Notes as a direct or indirect Participant in The Depository Trust Company (the “Depositary”).

The Financial Institution agrees to the following terms:

The Financial Institution shall follow the instructions (the “Instructions”) accompanying this Repayment Election form (the “Form”).

The Financial Institution shall make all records specified in the Instructions supporting the above representations available to The Bank of New York (the “Trustee”) for inspection and review within five Business Days of the Trustee’s request.

If the Financial Institution or the Trustee, in either’s reasonable discretion, deems any of the records specified in the instructions supporting the above representations unsatisfactory to substantiate a claim for repayment, the Financial Institution shall not be obligated to submit this Form, and the Trustee may deny repayment. If the Financial Institution cannot substantiate a claim for repayment, it shall notify the Trustee immediately.

Other than as described in the pricing supplement in the limited situation involving tenders of Notes that are not accepted during one calendar year as a result of the Annual Put Limitation or the Individual Put Limitation, otherwise valid repayment elections may not be withdrawn.

The Financial Institution agrees to indemnify and hold harmless the Trustee and Merrill Lynch & Co., Inc. against and from any and all claims, liabilities, costs, losses, and expenses, suits and damages resulting from any misrepresentation or inaccuracy with respect to the Financial Institution’s above representations or from the Financial Institution’s request for repayment on behalf of the Authorized Representative.

If by mail:	If by Overnight Courier:
The Bank of New York	The Bank of New York
GTS – Survivor Option Processing	GTS – Survivor Option Processing
P.O. Box 2320	2001 Bryan Street, 9th Floor
Dallas, TX 75221-2320	Dallas, TX 75201

If you wish to confirm receipt of your delivery, please call 1-(800) 516-8216.

The electronic mailbox for written customer inquiries is: survivor_options@bankofny.com.

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C, Fixed Rate Notes due June 24, 2033

SURVIVOR’S OPTION REPAYMENT ELECTION FORM

        MUST BE FILLED IN COMPLETELY AND LEGIBLY

DATE OF ELECTION (Date this Form was completed):

CUSIP No.:	5901M0HJ1	INTEREST RATE:	6.875%

STATED MATURITY DATE:		June 24, 2033

PRINCIPAL AMOUNT OF REQUESTED REPAYMENT:		$
DATE REQUESTED FOR REPAYMENT (Indicate the date of requested repayment. The date of requested repayment may not be earlier than the first Interest Payment Date to occur at least 20 calendar days after the date of the Trustee’s acceptance of the Notes for repayment, unless such date is not a Business Day, in which case the date of requested payment may be no earlier than the next succeeding Business Day):
NAME OF DECEASED BENEFICIAL OWNER:
SOCIAL SECURITY NO. OF DECEASED BENEFICIAL OWNER:
DATE OF DEATH:
NAME OF AUTHORIZED REPRESENTATIVE REQUESTING REPAYMENT:

NAME OF FINANCIAL INSTITUTION REQUESTING REPAYMENT (DTC Direct Participant only):
DTC PARTICIPANT NO.:
CONTACT NAME:
E-MAIL ADDRESS:
PHONE NUMBER:		FACSIMILE NO.:
SIGNATURE OF FINANCIAL INSTITUTION REPRESENTATIVE (Affix the authorized signature of the Financial Institution’s representative. THE SIGNATURE MUST BE GUARANTEED BY AN “ELIGIBLE GUARANTOR INSTITUTION” MEETING THE REQUIREMENTS OF THE TRUSTEE WHICH REQUIREMENTS INCLUDE MEMBERSHIP OR PARTICIPATION IN SECURITIES TRANSFER AGENTS MEDALLION PROGRAM (“STAMP”) OR SUCH OTHER “SIGNATURE GUARANTEE PROGRAM” AS MAY BE DETERMINED BY THE TRUSTEE:

The Financial Institution agrees to indemnify and hold harmless the Trustee and Merrill Lynch & Co., Inc. against and from any and all claims, liabilities, costs, losses, and expenses, suits and damages resulting from any misrepresentation or inaccuracy with respect to the Financial Institution’s above representations or from the Financial Institution’s request for repayment on behalf of the Authorized Representative.

FACSIMILE TRANSMISSIONS OF THE REPAYMENT ELECTION FORM WILL NOT BE ACCEPTED.

TO BE COMPLETED BY TRUSTEE ONLY:

ELECTION NO:
DATE OF RECEIPT OF FORM
DATE OF ACCEPTANCE (Acknowledgment):	☐

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C, Fixed Rate Notes due June 24, 2033

CUSIP: 5901M0HJ1

SURVIVOR’S OPTION INSTRUCTIONS

In accordance with the provisions of the above-referenced Notes and the applicable pricing supplement, the “Survivor’s Option” is the agreement of Merrill Lynch & Co., Inc. (“ML&Co.”) with the beneficial owner of a Note to repurchase that Note, in whole or in part, if requested, upon the death of the beneficial owner, provided that such request is made at least one year after the date of issuance of the Note and provided that a Survivor’s Option may not be exercised prior to the date that is six months after the date the Note was acquired by its deceased beneficial owner. Unless otherwise specified, the estate of the deceased beneficial owner of a Note will be eligible to exercise a Survivor’s Option. All terms used herein have the meanings as defined in the Notes or the applicable pricing supplement.

You may elect to demand repayment of your Notes, in whole or in part, in increments of $1,000 at a repayment price equal to 100% of the principal amount thereof together with unpaid interest accrued to the date of repayment. Other than as described in the pricing supplement in the limited situation involving tenders of Notes that are not accepted during one calendar year as a result of the Annual Put Limitation or the Individual Put Limitation, an otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Each election to exercise a Survivor’s Option will be accepted in the order received, except for any Note the acceptance of which would contravene the Annual Put Limitation or the Individual Put Limitation. Notes accepted for repurchase pursuant to exercise of the Survivor’s Option will be repaid no later than the first Interest Payment Date that occurs 20 or more calendar days after the date of the acceptance, unless such day is not a Business Day, in which case the date of requested payment may be no earlier than the next succeeding Business Day. Each Note submitted for repurchase that is not accepted in any calendar year due to the application of the Annual Put Limitation or the Individual Put Limitation will be deemed to be tendered on the first day of the following calendar year in the order in which all such Notes were originally tendered. If a valid election of the Survivor’s Option cannot be honored, the Trustee or its agent will deliver a notice prepared by ML&Co. by first-class mail or other electronic means to the applicable DTC Participant, stating the reason that particular Note has not been accepted for repayment.

DTC or its nominee will be treated as the registered holder of the Notes and will be the only entity that can exercise the Survivor’s Option for such Notes. To obtain repayment pursuant to exercise of the Survivor’s Option for a Note through DTC, the deceased owner’s authorized person must provide the following items to each DTC participant (the “Participant”) through which the related beneficial interest is owned.

❑	a written instruction to the Participant to notify DTC of the authorized person’s desire to obtain repayment pursuant to exercise of the Survivor’s Option;

❑

appropriate evidence that (a) the deceased was the owner of a beneficial interest in the related Note at the time of death, (b) the death of the owner has occurred and (c) the person has authority to act on behalf of the deceased owner;

❑

if the beneficial interest in the related Note is held by a nominee of the deceased owner, a certificate from the nominee attesting to the deceased owner’s ownership of a beneficial interest in such Note;

❑

a written request for repayment signed by the authorized person for the deceased owner with a Medallion Guarantee Stamp attached. This stamp can be obtained from a financial institution that is a member of the Notes Transfer Association Medallion Program, New York Exchange Medallion Program or Global Note Exchange Medallion Program;

❑	if applicable, a properly executed assignment or endorsement;

❑

tax waivers and any other instruments or documents reasonably required in order to establish the validity of the ownership of the beneficial interest in the related Note and the claimant’s entitlement to payment; and

❑	any additional information reasonably required to document the ownership or authority to exercise the Survivor’s Option and to cause the repayment of the related Note.

In turn, the applicable Participant will deliver each of these items to the Trustee, together with evidence satisfactory to the Trustee from the Participant stating that it represents the deceased owner of the beneficial interest in the related Note.

All questions regarding the eligibility or validity of any exercise of the Survivor’s Option will be determined by ML&Co., in its sole discretion, which determination will be final and binding on all parties.

For purposes of determining whether the Trustee will deem Notes beneficially owned by an individual at the time of death, the following rules shall apply:

—

Notes beneficially owned by joint tenants will be regarded as beneficially owned by a single owner. The death of a joint tenant will be deemed the death of the beneficial owner, and the Notes beneficially owned will become eligible for repayment. The death of a person beneficially owning a Note by tenancy in common will be deemed the death of a holder of a Note only with respect to the deceased holder’s interest in the Note so held by tenancy in common, unless a husband and wife are the tenants in common, in which case the death of either will be deemed the death of the holder of the Note, and the entire principal amount of the Note so held will be eligible for repayment.

—

Notes beneficially owned by a trust will be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary’s interest in the trust (however, a trust’s beneficiaries collectively cannot be beneficial owners of more Notes than are owned by the trust). The death of a beneficiary of a trust will be deemed the death of the beneficial owner of the Notes beneficially owned by the trust to the extent of that beneficiary’s interest in the trust. Notes held by irrevocable trusts will not be eligible for the Survivor’s Option on death of the trust grantor.

—

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interest in a Note will be deemed the death of the beneficial owner of that Note, regardless of the registration of ownership, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest may exist in cases where title is in street name, in nominee name, in a trustee’s name or in the name of a custodian under the Uniform Gifts or Transfers to Minors Acts. Beneficial interest will be evidenced by such factors as the power to sell or otherwise dispose of a Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on a Note.

The applicable DTC Participant will be responsible for disbursing payments received from the Trustee to the authorized person for the deceased owner. The Survivor’s Option settlements will be handled by way of delivery versus payment between the DTC Participant and the Trustee, The Bank of New York. The Trustee’s DTC Participant number is 1572.

To request repayment, the DTC Participant must complete the form attached hereto and send an original, by mail (registered mail is suggested), by hand or overnight courier to:

If by mail:	If by Overnight Courier:
The Bank of New York	The Bank of New York
GTS – Survivor Option Processing	GTS – Survivor Option Processing
P.O. Box 2320	2001 Bryan Street, 9th Floor
Dallas, TX 75221-2320	Dallas, TX 75201

FACSIMILE TRANSMISSIONS OF THE REPAYMENT ELECTION FORM WILL NOT BE ACCEPTED.

If you wish to confirm receipt of your delivery, please call 1-(800) 516-8216.

The electronic mailbox for written customer inquiries is: survivor_options@bankofny.com

Demands for repayment will be irrevocable except as stated above or as provided in the applicable pricing supplement.

By: The Bank of New York, Trustee